UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 21, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 21 August 2025 entitled ‘Call Option Exercise and Related Cancellation’.

21 August 2025

Announcement of Issuer's Call Option Exercise and Related Cancellation of the Listing of the Securities

£500,000,000 Capital Securities due 3 October 2078
(ISIN: XS1888180996; Common Code: 188818099) (the "Securities")

Vodafone Group Plc (the "Issuer") today gave notice to the holders of its outstanding Securities of the exercise of its Issuer's call option (the "Issuer's Call Option") pursuant to Condition 6(b) of the terms and conditions of the Securities (the "Conditions") set out in Schedule 1 Part 4 to the Trust Deed related to the Securities dated 3 October 2018 (the "Trust Deed").

The Issuer shall redeem all outstanding Securities pursuant to such Issuer's Call Option on 3 October 2025 (the "Redemption Date") at their principal amount together with any accrued and unpaid interest up to (but excluding) the Redemption Date.

Payment of the redemption monies will be made through Euroclear Bank SA/NV and Clearstream Banking S.A., in accordance with their standard procedures.

The Issuer has requested the Financial Conduct Authority (the "FCA") to cancel the listing of all outstanding Securities on the Redemption Date pursuant to UKLR 21.2.17 of the FCA Listing Rules.

Unless otherwise defined herein, defined terms used have the meanings given to them in the Trust Deed.

LEI Number (Vodafone Group Plc): 213800TB53ELEUKM7Q61

ENDS

About Vodafone
Vodafone is a leading European and African telecoms company.

We serve over 355 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 92 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 21, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary